Exhibit 99.1

Vermilion Energy Inc. Reports Voting Results of Election of Directors

CALGARY, May 6, 2016 /CNW/ - Vermilion Energy Inc. ("Vermilion" or "Company") (TSX, NYSE: VET) is pleased to report that at its annual meeting of shareholders held on May 6, 2016 each of the nine nominees proposed as directors and listed in its Proxy Statement and Information Circular dated April 6, 2015, were elected as directors of the Company.

The detailed results of the vote by ballot are as follows:

	Votes for		Votes Withheld
	Number	Percent (%)	Number	Percent (%)
Larry J. Macdonald	69,305,638	95.29	3,425,640	4.71
Lorenzo Donadeo	69,822,039	96.00	2,909,239	4.00
Claudio A. Ghersinich	69,818,697	96.00	2,912,581	4.00
Loren M. Leiker	72,677,044	99.93	54,234	0.07
William F. Madison	72,513,315	99.70	217,963	0.30
Dr. Timothy R. Marchant	72,671,095	99.92	60,183	0.08
Anthony Marino	71,071,526	97.72	1,659,752	2.28
Sarah E. Raiss	72,093,775	99.12	637,503	0.88
Catherine L. Williams	72,093,352	99.12	637,926	0.88

For complete voting results, please see our Report of Voting Results available through SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia. Our business model targets annual organic production growth, along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia.  Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland.  Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current yield of approximately 7%.  Management and directors of Vermilion hold approximately 6% of the outstanding shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered a 20-year history of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

SOURCE Vermilion Energy Inc.

%CIK: 0001293135

For further information: Anthony Marino, President & CEO; Curtis W. Hicks, C.A., Executive VP & CFO; and/or Dean Morrison, Director Investor Relations, TEL (403) 269-4884, IR TOLL FREE 1-866-895-8101, investor_relations@vermilionenergy.com, www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 17:32e 06-MAY-16